SECU 19011307

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Sense Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Thornmint Road, Second Floor
(No. and Street)

San Diego	CA	92127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Valenzuela 858-487-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
AUG 29 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Alan Valenzulea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Sense Securities, Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF San Diego

Subscribed and sworn to (or affirmed) before me on this 28 day of Aug, 2019 by Abdiel A Valenzuela

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

JAS1

D. PEACOCK
COMM. # 2196990
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
MAY 26, 2021

JAS1

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Financial Sense Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Financial Sense Securities, Inc. as of June 30, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Financial Sense Securities, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Financial Sense Securities, Inc. management. My responsibility is to express an opinion on Financial Sense Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Financial Sense Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Financial Sense Securities, Inc.'s auditor since 2015.

Tarzana, California

August 26, 2019

FINANCIAL SENSE SECURITIES , INC.

(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Financial Condition

June 30, 2019

ASSETS

Cash and cash equivalents	$518,007
Securities owned, at fair market value	196,295
Due from related party	75,000
Commissions receivable	64,499
Deposits with clearing organization	99,323
Prepaid Income Taxes	11,605
Deferred income taxes	55,873
	$1,020,602

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 1,204
Accrued liabilities	241,542
	$242,746
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding	30,000
Paid-in capital	42,793
Retained earnings	705,063
Total stockholder's equity	777,856
	$1,020,602

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Income Statement

Year Ended June 30, 2019

Revenues	
Commissions	$268,561
Revenue from sale of investment company shares	54,959
Revenue from sale of insurance based products	212,745
Interest and dividends	16,969
Fees earned	285,752
Other	517,376
Realized loss on securities owned	(15,499)
Unrealized gain on securities owned	7,397
Total revenues	1,348,260
Expenses	
Clearing and other charges	305,750
Commissions	374,639
Expense sharing	388,323
Information services	47,315
Taxes, licenses, and registrations	61,042
Outside services	225
Insurance	6,590
Other	49,384
Total expenses	1,233,268
Income before income taxes	114,992
Income tax expense	41,011
Net income	$ 73,981

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2019

	Common Stock		*Paid-in*	*Retained*	
	Shares	*Amount*	*Capital*	*Earnings*	*Total*
Balance, July 1, 2018	100	$30,000	$42,793	$631,082	$703,875
Net income	-	-	-	73,981	73,981
Balance, June 30, 2019	100	$30,000	$42,793	$705,063	$777,856

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Cash Flows

Year Ended June 30, 2019

Cash flows from operating activities	
Net income	$ 73,981
Adjustments to reconcile net income to net cash used in operating activities	
Realized loss on securities owned	15,499
Unrealized gain on securities owned	(7,397)
Changes in operating assets and liabilities	
Commissions receivable	(19,238)
Due to related party	(75,000)
Deposits with clearing organization	677
Prepaid income taxes	(11,605)
Accounts payable	(2,432)
Accrued liabilities	8,448
Income taxes payable	(50,736)
Net cash used in operating activities	($67,803)
Cash flows from investing activities	
Proceeds from the sale of securities	291,891
Purchase of securities	(316,338)
Net cash used in investing activities	(24,447)
Net increase (decrease) in cash and cash equivalents	($92,250)
Cash and cash equivalents	
Beginning of year	610,257
End of year	$518,007
Supplemental disclosure of cash flow information	
Taxes paid	$ 93,256
Interest paid	$ 0

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Financial Sense Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition – ASC 606

A. Significant accounting policy: Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any remuneration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Capital Gains (Losses) on Firm Investments.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Other revenue.

Changes in Accounting Policy:

The Company adopted AAC 606 "Revenue from Contracts with Customers" with a date of July 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied ASC 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of equity at July 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under ASC 606. The details of the significant changes and quantitative impact of the changes are set out below.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in ASC 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each

promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of ASC 606.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2019.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2019 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2019.

2. FAIR VALUE MEASUREMENTS

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Money Market Funds: Valued at quoted market prices.
- Equity Securities: Valued at quoted market prices.
- Mutual Funds: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2019:

	Level 1	*Level 2*	*Level3*	*Total*
Securities owned				
Money market funds	$ 208,984	$ -	$ -	$ 208,984
Equity securities	196,295	-	-	196,295
US Treasury Bills*	248,465			248,465
	$653,744	$ -	$ -	$653,744

*TBillls have a 30-90 days duration.

Notes to Financial Statements

3. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2016.

Income tax expense	
Federal	$30,758
State	10,253
	$41,011

At June 30, 2019, the Company had net deferred tax assets and liabilities as follows:

Effect of cash method for income taxes	$14,429
Unrealized investment gain	41,444
Deferred tax asset (liability), net	$55,873

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Financial Sense Advisors, Inc. ("FSA"). FSA is a registered investment advisor which clears certain securities transactions through the Company. FSA has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, FSA charged the Company expenses of $388,323 in fiscal 2019. The Company has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because the operating lease for the company's office space is by the parent company. As of June 30, 2019, a related party owed the company $75,000.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2019 was 0.4071 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2019, the Company had net capital of $596,288 which was $496,288 in excess of the amount required by the SEC. The company's minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness or $19,165, which in this case is $100,000.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2019, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

8. CLEARING AGREEMENT AND CLEARING DEPOSIT

The Company operates as an introducing broker clearing customer trades on a fully disclosed basis through a nationally recognized clearing broker, National Financial Services, LLC. Under this basis, it forwards all customer transactions to another broker who carries all customers' accounts and maintains and preserves all books and records. In accordance with its clearing agreement, the Company was required to deposit funds in a clearing deposit account that is maintained by the clearing broker in the amount of approximately $99,323. The funds are invested in a money market fund.

9. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2019 through August 26, 2019 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying statements nor have any subsequent events occurred, the nature of which would require disclosure.

*****

FINANCIAL SENSE SECURITIES , INC.

(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2019

Total stockholder's equity	$777,856
Less non-allowable assets	
Account Receivable	75,000
Prepaid Income Taxes	11,605
Deferred income taxes	55,873
Net capital before charges on security positions	635,378
Less charges on security positions	
Securities owned	35,488
Undue concentration	3,602
Net capital	$596,288
Total aggregate indebtedness	$ 242,746
Ratio of aggregate indebtedness to net capital	0.4071
Minimum net capital required	$100,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at June 30, 2019.*

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2019; and a reconciliation to that calculation is not included herein.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Financial Sense Securities, Inc.
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Financial Sense Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Sense Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Financial Sense Securities, Inc. , stated that Financial Sense Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception Financial Sense Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Financial Sense Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 26, 2019

Assertions Regarding Exemption Provisions

I, as director of management of Financial Sense Securities, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision</u>;

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision</u>:

The Company met the identified exemption provision without exception throughout the period ending July 1,2018 through June 30, 2019.

Financial Sense Securities, Inc.

By:

Name and Title: Alon Valenzuela, CCO

Signature: [signature]

Date: 8/26/19

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Financial Sense Securities, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Financial Sense Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Financial Sense Securities, Inc. (the "Company") for the year ended June 30, 2019, solely to assist you and SIPC in evaluating Financial Sense Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 26, 2019